BRF S.A.

Publicly-Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL HELD ON MARCH 23, 2022

1. Date, Time and Place: Held on March 23, 2022, at 1 p.m., by videoconference.

2. Call and Attendance: Summons duly held pursuant to the Fiscal Council Internal Regulation of BRF S.A. ("Company"), with the presence of the totality of the members of the Fiscal Council, namely, Mr. Attílio Guaspari, Mr. André Vicentini and Mrs. Maria Paula Soares Aranha.

3. Presiding Board: President: Mr. Attílio Guaspari. Secretary: Mr. Carlos Eduardo de Castro Neves.

4. Agenda: (i) The analysis and approval of the Reference Form for fiscal year 2021 ("FRE 2021") and **(ii)** The analysis and approval of Form 20-F and presentation of KPMG's opinion.

5. Resolutions: Once the agenda had been examined, the following matters were discussed, and the following resolution were taken:

5.1. The analysis and approval of FRE 2021: After presentation by the management, the members of the Fiscal Council unanimously approved the filing with the Brazilian Securities and Exchange Commission of the FRE 2021.

5.2. The analysis and approval of Form 20-F and presentation of KPMG's opinion: After presentation by the management and considering the favorable report of the independent auditors, the members of the Fiscal Council unanimously approved the filing of Form 20-F with the Securities and Exchange Commission, stating that there are no discrepancies between the Form 20-F and the Company's financial statements.

6. Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Fiscal Council or information presented during the meeting were filed at the Company's head office.

7. **Closure:** There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is an extract of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

São Paulo, March 23, 2022.

____

Carlos Eduardo de Castro Neves
Secretary